...ch Capital Corp.

03 APR -7 AM 7:21

March 26, 2003



03050047

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Dear Sirs:

RE: *i*Tech Capital Corp. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-04 for iTech's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

PROCESSED
APR 24 2003
THOMSON
FINANCIAL

#2450 - 650 West Georgia Street, PO Box 11537, Vancouver, BC, V6B 4N7 Canada
Tel: (604) 682-3030 Fax: (604) 683-0704 E-mail: itech@itechcapital.com


h Capital Corp.

Reg. No 82-3200

NEWS RELEASE

March 26, 2003 **TSX Trading Symbol: ITE**

News Release #03-04

*i*Tech Capital's Wholly Owned Subsidiary SIRIT Technologies Inc. Announces Supply Agreement with SATO Corporation

SIRIT continues to build its worldwide presence in the RFID value chain through partnerships with automatic identification leaders. SIRIT is selected for supply of embedded products with a leading industrial printer manufacturer.

SIRIT Technologies Inc. ("SIRIT") a wholly owned subsidiary of *i*Tech Capital Corp. ("*i*Tech") (TSX: ITE) is pleased to announce that it has entered into a supply contract for RFID devices with SATO Corporation of Japan, a leading worldwide supplier of thermal printing technologies.

Under the supply agreement SIRIT will provide an enhanced version of its OEM 400 product line for integration into specific industrial printer lines offered by SATO.

SIRIT's OEM 400 is a multi-protocol reader that is designed in a form factor for simple integration within industrial printers, cashless payment terminals and other third party products that require RFID enabling. Supporting most leading 13.56MHz RFID tags and smart labels, the OEM 400 is a compact, yet powerful, OEM module. Depending on the application requirements, the OEM product can be connected to a variety of antenna styles and shapes to provide proximity or medium range operation. The OEM product is also available with an integrated antenna (OEM 410).

Fred Veinot, Vice President of Marketing and Strategy for SIRIT commented, "We are pleased to have been selected as a key RFID partner by SATO Corporation. This supply relationship further demonstrates the confidence placed in SIRIT by a major industrial player in the automatic identification market. Major OEM's, like SATO, subject partners to a rigorous evaluation process. SIRIT was selected by SATO for its strengths in the areas of quality, embedded system design capabilities, and manufacturing capabilities. We look forward to working with SATO to integrate world class RFID solutions in to their industrial printer lines."

Keisuke Yamada, Senior Manager at Development and Design Dept., R&D Division said, "SATO RFID printers are based on the hugely successful SATO CL Series printers. The SATO CL 400 Series are fast, high quality, robust printers, and ideal for use in a wide variety of applications. In combination with "Smart Labels", which are labels with a thin RFID transponder embedded in the label, and with an encoder built into the printer, the SATO CL Series RFID printer is able to write to the transponder, verifying its integrity before printing. The relationship with SIRIT is key to SATO's continuing strategy to capitalize on the growing market for RFID. SIRIT has demonstrated that it has the design and manufacturing attributes required to become a supply partner to SATO."



About SIRIT Technologies Inc.:

SIRIT designs, develops, manufactures and sells radio frequency identification (RFID) technology. Targeted at a diverse set of markets, RFID technology has become a core technology for applications including: electronic toll collection, access control, cashless payment systems, product identification, supply chain management applications including logistics, warehousing and manufacturing and asset management.

For more information on SIRIT Technologies Inc., visit www.sirit.com or call (800) 498-8760.

About SATO Corporation:

SATO Corporation, Japan, was established in 1940 to manufacture and sell packaging machinery. In 1962, SATO invented the world's first hand-held labeler and operations as an international supplier of labeling machinery were begun. The US subsidiary was established in 1977 and eventually became SATO America, Inc. in 1987. During that period, SATO developed the world's first thermal transfer bar code printers and became the leader in applying the technology to the market. Since SATO's 1979 introduction of the world's first thermal transfer bar code printer, Model 2311, SATO has continued to be in the forefront of thermal printing technologies. Backed by one of the largest R+D teams, SATO maintains its leadership in a dynamic and fast-moving industry, and is pleased to announce the development of their new RFID printer. RFID or Radio Frequency Identification is the term given to identification processes that use radio frequencies to transmit and read data.

For more information, visit SATO on the web at www.sato.co.jp.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

iTech Capital Corp.

Janet Segat
Manager, Investor Relations and Administration
Tel.: 1-800-626-7221
itech@itechcapital.com

SIRIT Technologies Inc.

Fred Veinot
Vice President, Marketing & Strategy
Tel.: 1-800-498-8760 ext. 225
mail@siritcorp.com